Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to the Registration Statement (Form S-4 No. 333-259492) and related Prospectus of F.N.B Corporation and subsidiaries for the registration of 35,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 25, 2021, with respect to the consolidated financial statements of F.N.B. Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of F.N.B. Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

September 29, 2021